

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. James Zhang
President, Chief Executive Officer, and Director
Sunvalley Solar, Inc.
398 Lemon Creek Drive
Suite A
Walnut, CA 91789

> **Re: Sunvalley Solar, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 26, 2011**
> **File No. 333-171878**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Front Cover Page of the Registration Table

1. The statement in footnote (4) to the fee table does not reconcile with the disclosure in the prospectus or in the equity-line agreement. Please advise or revise accordingly.

Outside Front Cover Page of the Prospectus

2. We note the disclosure that the registered shares represent $1,488,000 of the committed financing. Please revise to discuss the impact on this amount if the market price of your common stock decreases.

Summary, page 5

Sunvalley Solar, Inc., page 5

3. Please clearly disclose that you have been issued a going concern opinion by your auditor. Please also add a risk factor discussing the risks.

4. Please disclose the estimated costs and timeline to implement your expanded business plan.

Our Transaction with Auctus, page 5

5. We note that you need $4.5 million in funding to implement your expanded business plan. Please explain the reason(s) for the equity-line financing in the amount of $10.0 million.

6. We note the disclosure in the second paragraph regarding the doubts as to your ability to receive the full $10,000,000 in funding. Please disclose the total number of shares the company would have to issue to receive the full amount funding. Please also disclose the percentage this represents of the currently outstanding common stock. Finally, please disclose the percentage that the registered shares represent of the currently outstanding common stock.

7. We note the disclosure in the second paragraph regarding the price at which the investor will purchase the registered shares. Please also disclose the full discounted price at which the investor will receive the shares. Please be advised that this disclosure should clearly explain any fees or commissions the company paid to enter into the equity-line arrangement, whether in cash or securities, and any fees and commissions payable at the time of any put.

8. Given that sales of large amounts of your common stock could depress the market price of your common stock, please provide a reasonably detailed discussion of the impact of a decreased or decreasing market price on the number of shares issuable under the equity line arrangement, as well as the impact on the proceeds you may receive with respect to the registered shares. In responding to this comment, please illustrate the impact by using a range of market prices. Please also comply with this comment under "Use of Proceeds" on page 15.

9. We note the disclosure in the first paragraph on page 6 regarding the maximum amount of each advance. Given that the either clause is based on a standard of "whichever is larger", please explain why you would not be able to draw down at least $500,000 for each advance, as contemplated by the last sentence of this paragraph.

10. We note the disclosure in the second paragraph on page 6 regarding the floor. Please clarify the last sentence of this paragraph to explain in greater detail the period during which sales would be restricted.

11. We note the disclosure in the third paragraph on page 6 regarding the ownership limit. Please revise to remove the cross-reference to the agreement and revise to explain the impact of the limit on the equity-line arrangement.

12. Please discuss the extent to which the investor's obligations under the equity-line arrangement are transferable.

13. On pages 6, 14, and 18, we note your statement that "Auctus shall immediately cease selling shares within a Drawdown Notice if the price falls below a fixed-price floor". We further note that the company may waive its right with respect to the Floor and allow Auctus to sell shares below the Floor Price. Please revise your disclosure to clarify whether your ability to waive the floor price restriction, as well as the 4.99% ownership limit, would impact the price at which the company can put shares to the investor.

Risk Factors, page 8

14. Please revise the first sentence of the introductory paragraph to remove the reference to your other reports.

15. Please revise to remove the second and third sentences of the introductory paragraph, as you are required to disclose all material risks and may not qualify your disclosure in this manner.

Risks Related To This Offering, page 12

16. Please revise to discuss the risks associated with a decrease in the market price of your common stock during the term of the equity-line arrangement, such as having to issue more shares and receiving less than the full $1.488 million. In this regard, we note that the disclosure in the last risk factor on page 14 briefly mentions certain of these risks, but does not discuss them in sufficient detail or disclose them under their own descriptive subheading.

17. The last risk factor on page 14 discusses several risks. Please revise to discuss each risk under its descriptive subheading.

Because Auctus will pay less than the prevailing market price…, page 14

18. It does not appear that the investor is permitted to engage in short selling pursuant to Section 3.10 of the agreement. Please revise the disclosure under this subheading accordingly.

Use of Proceeds, page 15

19. Please revise to explain each proposed use in greater detail.

Determination of Offering Price, page 16

20. We note your statement that the offering price bears no "relationship to any objective criterion of value." Please revise this section to disclose how or why you determined the offering price to Auctus to be 93% of the closing market price as determined during the pricing period. Additionally, please disclose how you set the pricing period.

Plan of Distribution, page 18

21. In this section, please identify Auctus as an underwriter. Additionally, please provide a materially complete description of how Auctus intends to distribute the securities it owns or will acquire under the Drawdown Equity Financing Agreement. Finally, please provide a materially complete description of Regulation M and its impact on the selling shareholder.

22. We note the disclosure in the eighth paragraph regarding short selling. This disclosure does not appear to reconcile with the terms of Section 3.10 of the agreement, which indicates that the "Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of or hedging transactions with respect to the Common Stock." Please advise or revise accordingly.

Drawdown Equity Finance Agreement / Registration Rights Agreement, page 18

23. Please revise the first sentence to accurately reflect the date upon which you entered into the Drawdown Equity Financing Agreement and Registration Rights Agreement with Auctus Private Equity Fund, LLC.

24. Please revise the third paragraph to clarify how the price per share will be determined. In this regard, we note the first sentence states that the price per share will be the lowest closing bid price of your common stock during the five trading days preceding the drawdown notice. However, the second sentence in this paragraph states that you will calculate the price per share during the five trading days following the drawdown notice. Additionally, we note the form of drawdown notice, attached as Exhibit A to Exhibit 10.1, does not include any reference to price per share. Please advise.

Description of Securities, page 19

Convertible Securities, page 21

25. Please identify the holder of the note and file the note as an exhibit to the registration statement.

Interests of Named Experts and Counsel, page 22

26. Please provide the address of counsel. Refer to paragraph 23 of Schedule A to the Securities Act.

Description of Business, page 22

27. Please revise your disclosure to include a description of the development of your business during the last three years. In this regard, we note the 2010 reverse acquisition referenced in Note 6 to the Consolidated Financial Statements on page F-21.

28. Please revise the disclosure in this section to clearly and specifically identify your business as currently conducted. With respect to lines of business that you intend to develop, please disclose the current status of each line of business, including whether you have commenced offering the products and/or services of the line, whether you have entered into any binding agreements with respect to the sale of these products and/or services, and whether the line has generated any revenues.

29. The disclosure in this section uses terminology and concepts that assume a reader has a sophisticated understanding of the solar industry and related technology. In addition, explanations often are not included where the terminology and concepts are first used, which can be confusing to the reader. Please review the disclosure throughout this section and revise accordingly.

30. Please disclose the information required by Item 101(h)(4)(vi) of Regulation S-K.

Principal Products and Services, page 23

31. Please revise to disclose the percentage of your revenues generated by each of your four lines of business.

Solar Systems Design and Installation, page 23

32. Please explain the basis for the statement that you are one of a "few companies in California that has the permit and expertise to install large commercial solar systems..."

Solar Technology Research and Development, page 23

33. In the first paragraph, we note your discussion concerning the costly nature of solar cell modules and panels compared to fossil fuel energy sources. We further note, on pages 22 and 28, that you refer to "low cost" solar power system solutions and the savings that some of your customers are expected to realize as a result of solar power systems. Please reconcile the statements on pages 22 and 28 with your characterization of the costly nature of solar cell modules and panels on page 23.

34. Please revise your disclosure on page 24 to explain the benefits associated with the realization of "the combination of the electrodes as SPP generators."

35. In the first paragraph on page 24, you state, "With the successful development of our new PV cells, we are expecting the efficiency of the organic thin-film-based solar cells to be over 10%, which is close to double that of the current commercially available thin film solar cells." Please also disclose, if true, that there is no guarantee you will successfully develop these new PV cells or that they will achieve the expected efficiency.

36. We note the disclosure in the first paragraph on page 24. Please explain the basis for the statement in the last sentence of this paragraph regarding the efficiency of the solar cells.

37. We note the disclosure in the bullet points of the third paragraph. Please explain the current status of your collaborations discussed in the second bullet point. Please also explain in greater detail your plans with respect to the resources discussed in the third bullet point.

38. Please include disclosure estimating the amount you spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. Refer to Item 101(h)(4)(x).

Solar Equipment Manufacturing and Distribution, page 24

39. Given the research and development phase of this product, please explain the basis for the statements in the second to last sentence of this section regarding efficiency and costs.

Distributed Power Plant Projects, page 25

40. We note the disclosure in the fourth paragraph. Please revise to provide more details regarding the plant you currently are building.

41. You state in the second sentence that "most proposed solar power plants are stand-alone large scale power plants." Please clarify whether these solar power plants have been proposed by you or other companies. In this regard, we note you discuss your plans for

development of roof-top solar power plants, but we are unclear as to whether you also intend to develop stand-alone large scale power plants.

42. Please disclose whether you have identified any sites for your power plants and whether you have any relationships with utility companies for implementing your plans.

43. Please explain how building power plants on private property avoids environmental issues.

Competition and Market Overview, page 26

44. We note the discussion in this section regarding certain industry data (e.g., SolarBuzz, PV news, and Prometheus Institute). Please disclose whether these data represent the most recently available data and, therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response. Please also comply with this comment under "Distributed Power Plant Projects" on page 25 and "Principal Suppliers" on page 28.

Distribution Methods and Marketing, page 27

45. Please specify who your primary two suppliers are that you reference in the first sentence.

46. You state that your primary two vendors accounted for approximately 92% of your total inventory purchases for the year ended December 31, 2009. Please tell us whether you maintain good relationships with these vendors. Please also tell us whether the materials you purchase from these vendors are available from other sources as well.

47. Please disclose whether your raw materials are readily available. In this regard, we note your risk factor on page 9 concerning the supply of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

48. We note your statements that you are a "preferred distributor in the USA" and an "exclusive distributor" in certain parts of the country for certain products. Please tell us whether you need or will need licensures in locations other than California. In this regard, we also note your disclosure on page 33 that you plan to expand your installation business to Arizona or other states.

49. Please explain the basis for the statement in the last sentence of this section.

Principal Suppliers, page 28

50. We note the disclosure in the first two paragraphs. Please advise us as to the consideration you have given to filing the agreements with these suppliers as exhibits to the registration statement.

Intellectual Property, page 29

51. Please revise to provide all of the information required by Item 101(h)(4)(vii) of Regulation S-K.

Personnel, page 29

52. Please revise to disclose the number of full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Description of Property, page 30

53. Please disclose whether your current property is adequate for your needs. Please also disclose whether you have entered into any discussions to renew your lease. If you are unable to renew your lease, please disclose your plans for relocating.

54. Please advise us as to the consideration you have given to filing the lease as an exhibit to the registration statement.

Legal Proceedings, page 30

55. Please revise to clarify the current status of the lawsuit.

Market for Common Equity and Related Stockholder Matters, page 30

56. Please remove reference to the NASD as the NASD has been succeeded by the Financial Industry Regulatory Authority, Inc., or FINRA.

57. We note that you have disclosed the high and low bid quotations for your common stock for the fiscal years ended December 21, 2010 and 2009. Please also disclose the high and low bid quotations for the interim period for which you include financial statements in the registration statement. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Financial Statements, page 32

Audited Financial Statements, page F-2

58. Please amend your filing to update your financial statements pursuant to Rule 8-08 of
    Regulation S-X, as it appears you have not satisfied all the conditions of 8-08(b) given
    your loss before taxes of $588k for 2009. Furthermore, we note you are a smaller
    reporting company, and as such, you are required to provide an audited balance sheet and
    statements of income, cash flows and changes in stockholders' equity for each of the two
    most recent fiscal years – which appears to be the two years ended December 31, 2010.
    However, if you choose to present the audited financial statements for 2008 in your
    updated filing and your fiscal year 2010 audit report makes reference to the 2008 audit
    report, please include in your filing the audit report for the 2008 fiscal year and provide a
    consent from the auditor. Refer to AU Section 543 for guidance.

Balance Sheet, page F-2

59. You present "Total other assets" of $3.7 million and $.4 million as of December 31, 2009
    and 2008, respectively. Since this line item appears to be totaling your current liabilities,
    it appears this line item should be labeled "Total current liabilities." Please amend or
    advise.

60. You report Stockholders' Equity of $.3 million and $.9 million as of December 31, 2009
    and 2008, respectively. As such please amend your filing to present on the face of your
    balance sheet a total for "Total liabilities and stockholders' equity", rather than "Total
    liabilities and stockholders' deficit."

Management Discussion and Analysis of Financial Condition and Results of Operations, page 33

Initiate OEM Manufacturing of Solar Panels, page 34

61. Please clarify for us whether you currently have partnerships with other solar installation
    companies.

Results of Operations, page 36

62. Please revise this section to significantly expand your discussion to provide the
    information required by Item 303(a)(3) of Regulation S-K. Please ensure you address the
    reason(s) for the changes in revenues and expenses.

Liquidity and Capital Resources, page 37

63. We note your statement that you "currently do not have any firm arrangements for
    financing". Please disclose how you plan to obtain additional financing.

64. Please revise to provide a materially complete description of your outstanding indebtedness.

Directors and Executive Officers, page 39

65. Please clearly identify each director and executive officer's business experience during the past five years, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Additionally, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that your directors should serve as such. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 42

Summary Compensation Table, page 42

66. Please fill in the "Total" column of your "Summary Compensation Table".

Certain Relationships and Related Transactions, page 46

67. Please provide the information required by Item 407(a) of Regulation S-K.

68. It appears that you have entered into a series of loan transactions with affiliates. Please advise or revise to provide the disclosure required by Item 404 of Regulation S-K with respect to these transactions.

Exhibits, page 49

69. Please confirm that you have filed all material contracts required by Item 601(b)(10) of Regulation S-K.

70. Please file the exhibit required by Item 601(b)(21) of Regulation S-K or explain why you are not required to do so.

71. We note that you have referenced several documents under exhibit number 3.1. Please revise to identify each document as its own exhibit.

72. Please revise the exhibit index to include the consent of counsel. To the extent the consent is included in exhibit 5.1, please revise the table to reference such consent in exhibit 23.2. See Item 601(b)(23) of Regulation S-K.

73. We note that certain of the documents filed as the articles of incorporation and bylaws are the charter documents of your predecessor, a Delaware entity. Please file complete copies of the articles of incorporation and bylaws of your company.

Undertakings, page 49

74. Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

75. Please revise paragraph (b) of the first undertaking to provide it in the exact form required by Item 512 of Regulation S-K.

Signatures

76. Please date all signatures. In this regard, we note James Zhang's signature is not dated.

77. The registration statement must also be signed by the principal accounting officer or controller. Please revise accordingly. Further, please be advised that any person who occupies more than one of the specified positions, such as principal accounting officer or controller and principal financial officer, must indicate each capacity in which he or she signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1.

Exhibit 5.1

78. Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act.

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9A(T). Controls and Procedures, page 16

79. We note the conclusion by the Chief Executive Officer and Chief Financial Officer that your disclosure controls and procedures were not effective as of March 31, 2010. We further note your disclosure that as of March 31, 2010, your management concluded that your internal control over financial reporting was effective. Please tell us why your disclosure controls and procedures were not effective. Additionally, please tell us how you were able to conclude your internal control over financial reporting was effective despite your conclusion that your disclosure controls and procedures were not effective.

80. We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial

reporting includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules, and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective. Please note that this alternative is only available when you do not provide an incomplete description of internal control over financial reporting.

Exhibits 31.1 and 31.2

81. With a view toward future disclosure, please note that the language in these certifications should conform exactly to the language in Item 601(b)(31) of Regulation S-K. In this regard, we note that you should not add "(the 'registrant')" in paragraph 1, and you should retain the following language in paragraph 4.d: "during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" instead of "the registrant's fourth fiscal quarter". This comment also applies to your quarterly reports on Form 10-Q for the periods ended June 30, 2010 and September 30, 2010 as we note you include "(the 'registrant')" in paragraph 1 of these certifications as well.

Form 8-K filed June 30, 2010

Item 2.01. Completion of Acquisition or Disposition of Assets, page 4

Management's Discussion and Analysis or Plan of Operation, page 14

82. Given that the statutory safe harbor you cite is not applicable to penny stock companies, you should not refer to Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. In future filings, please revise your disclosure accordingly. This comment also applies to your quarterly reports on Form 10-Q for the periods ended June 30, 2010 and September 30, 2010.

Form 10-Q for the quarter ended June 30, 2010

Part I. Financial Information

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

Forward-Looking Statements, page 4

83. We note the statement that you "undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise." This statement does not appear to be consistent with your disclosure

obligations. Please revise in future filings to clarify that you will update this information to the extent required by law. This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

Critical Accounting Policies, page 10

84. We note your statement that you do not believe any of your accounting policies fit the definition of "critical accounting policies". However, we note your disclosure of critical accounting policies on page 19 of your Form 8-K filed June 30, 2010. Please advise. This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

Item 4T. Controls and Procedures, page 11

85. With a view toward future disclosure, please note that you should comply with Item 4 of Form 10-Q instead of Item 4T as Item 4T only applies to quarterly reports that a registrant is required to file for a fiscal year ending on or after December 15, 2007 but before June 15, 2010.

Part II. Other Information

Item 1. Legal Proceedings, page 12

86. We note your statement that you "are not a party to any pending legal proceedings." In future filings, please be sure to disclose any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which you are a party or of which any of your property is the subject. In this regard, we note your discussion of the trade secrets lawsuit, which you disclose was not settled until after the filing of this Form 10-Q, on page 30 of your registration statement on Form S-1. Refer to Item 103 of Regulation S-K.

Form 8-K filed September 14, 2010

87. Please tell us the material circumstances surrounding the termination of the Drawdown Equity Financing Agreement and accompanying Registration Rights Agreement that were entered into with Auctus Private Equity Fund, LLC on September 10, 2010. Refer to Item 1.02(a)(3) of Form 8-K.

Form 10-Q for the quarter ended September 30, 2010

Exhibits

88. Please file a full amendment to your Form 10-Q to include the executed versions of Exhibits 31.1, 31.2, and 32.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joe Laxague, Cane Clark LLP (*via facsimile at* (702) 944-7100)